
05074093

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, December 7, 2005, Series 2005-AR6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-126812
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 7, 2005

NOMURA ASSET ACCEPTANCE
CORPORATION

By: John P. Graham
Name: John P. Graham
Title: President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*
99.2	Collateral Term Sheets	P*

---

* The Computational Materials and Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

naa05ar6-final - Price/Yield - IIA1

Balance	$67,421,000.00	Delay	24
Coupon*	5.818	Dated	11/1/2005
Settle	12/12/2005	First Payment	12/25/2005

*COUPON: Pays net wac of Group II
RUN TO CALL
Speeds: Group 2 - CPB; Groups 1, 3 & 4 - CPR

Speeds	*15*	*18*	*20*	*22*	*25*	*30*	*32*	*35*	*40*	*50*
Price	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
100-06	5.682	5.666	5.655	5.644	5.625	5.591	5.575	5.550	5.497	5.349
100-07	5.671	5.654	5.642	5.630	5.611	5.574	5.558	5.532	5.475	5.319
100-08	5.659	5.642	5.630	5.617	5.597	5.558	5.541	5.513	5.454	5.290
100-09	5.648	5.630	5.617	5.604	5.582	5.542	5.524	5.495	5.433	5.261
100-10	5.637	5.618	5.604	5.590	5.568	5.526	5.507	5.477	5.412	5.232
100-11	5.626	5.606	5.592	5.577	5.554	5.510	5.490	5.458	5.391	5.203
100-12	5.614	5.593	5.579	5.564	5.540	5.494	5.473	5.440	5.370	5.174
100-13	5.603	5.581	5.566	5.551	5.525	5.478	5.456	5.422	5.348	5.145
100-14	**5.592**	**5.569**	**5.554**	**5.537**	**5.511**	**5.462**	**5.439**	**5.403**	**5.327**	**5.116**
100-15	5.581	5.557	5.541	5.524	5.497	5.446	5.423	5.385	5.306	5.087
100-16	5.570	5.545	5.528	5.511	5.483	5.429	5.406	5.367	5.285	5.058
100-17	5.558	5.533	5.516	5.498	5.468	5.413	5.389	5.349	5.264	5.029
100-18	5.547	5.521	5.503	5.485	5.454	5.397	5.372	5.330	5.243	5.000
100-19	5.536	5.509	5.491	5.471	5.440	5.381	5.355	5.312	5.222	4.971
100-20	5.525	5.497	5.478	5.458	5.426	5.365	5.338	5.294	5.201	4.942
100-21	5.514	5.485	5.465	5.445	5.412	5.349	5.321	5.276	5.180	4.913
100-22	5.503	5.473	5.453	5.432	5.398	5.333	5.305	5.258	5.159	4.884
Spread @ Center Price	**68.6**	**67.0**	**65.9**	**64.7**	**62.7**	**58.7**	**56.8**	**53.8**	**47.3**	**28.0**
WAL	3.17	2.93	2.79	2.65	2.46	2.16	2.05	1.89	1.61	1.14
Payment Window	Jan06 - Oct10	Jan06 - Oct10	Jan06 - Oct10	Jan06 - Oct10	Jan06 - Oct10	Jan06 - Oct10	Jan06 - Oct10	Jan06 - Oct10	Jan06 - May10	Jan06 - Mar09
LIBOR_1MO	4.339	4.339	4.339	4.339	4.339	4.339	4.339	4.339	4.339	4.339
LIBOR_6MO	4.651	4.651	4.651	4.651	4.651	4.651	4.651	4.651	4.651	4.651
LIBOR_1YR	4.868	4.868	4.868	4.868	4.868	4.868	4.868	4.868	4.868	4.868
Optional Redemption	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.460	4.637	4.830	4.850	4.870	4.901	4.931	4.961

Exhibit 99.2

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR6
Issuer
Nomura Asset Acceptance Corporation
Depositor
GMAC Mortgage Corporation
Servicer
The collateral information contained herein reflects the November 1, 2005 scheduled balances.

* FULL Includes Full and Alternative Credit Documentation

GROUP II

	%	Count	Balance	Rate	FICO	LTV	CLTV	DTI	IO	CA	Seconds	% PP	PPTerm	Investor	Purchase	Rate/Term	C/O Refi	Full Doc	Reduced	No Ratio	Stated	No Doc	1 Unit	2Units
Rate >= 6.625	31.64	42	27,169,447.41	6.803	683	72.86	87.71	40.64	80.52	45.02	75.54	70.01	22	14.85	69.95	6.64	23.41	15.81	53.61	16.46	2.19	11.93	87.44	5.92
Rate < 6.625	68.36	100	58,688,752.16	5.742	708	67.59	76.05	37.71	87.97	68.95	50.39	69.39	26	16.79	35.78	12.52	51.69	30.17	33.52	10.40	4.81	21.09	88.59	4.75
Total:	100.00	142	85,858,199.57	6.078	700	69.26	79.74	38.68	85.62	61.38	58.35	69.59	25	16.17	46.60	10.86	42.74	25.63	39.88	12.32	3.98	18.19	88.23	5.12

3 - 4 Units
6.64
6.66
6.68